UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __) *

Eurasia Energy Limited

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

G31413 100

(CUSIP Number)

Graham Crabtree

294 Heywood House

Anguilla, B.W.I.  AI-2640

Telephone:  (264) 497-6468

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 5, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ❒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Graham Crabtree

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

Not Applicable

(b)

Not Applicable

3.

SEC Use Only:

4.

Source of Funds (See Instructions):

PF

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

❒

6.

Citizenship or Place of Organization:

Canadian

Number of

7.

Sole Voting Power:

3,188,333

Shares-

Beneficially

8.

Share Voting Power:

3,188,333

Owned by Each

Reporting

9.

Sole Dispositive Power:

3,188,333

Person With

10.

Shared Dispositive Power:

3,188,333

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

3,188,333

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

❒

13.

Percent of Class Represented by Amount in Row (11):

12.28%

14.

Type of Reporting Person (See Instructions):

IN

Item 1.  Security and Issuer

This statement relates to the common stock, $0.001 par value (“Common Stock”) of Eurasia Energy Limited, an Anguilla, British West Indies corporation (the “Company”).  The principal executive office of the Company is located at 294 Heywood House, Anguilla, British West Indies.

Item 2.  Identity and Background

(a)

This statement is being filed by Graham Crabtree (“Crabtree”).

(b)

Mr. Crabtree’s address is 294 Heywood House, Anguilla, B.W.I., AI-2640.

(c)

Mr. Crabtree works as a self employed accountant and management consultant.

(d)-(e)

During the last five years, Mr. Crabtree has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mr. Crabtree been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Crabtree being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Crabtree is an Anguillan citizen.

Item 3.  Source and Amount of Funds or Other Consideration

On February 2, 2010, Mr. Crabtree acquired 1,433,333 common shares of the Company at a deemed price of $0.25 per share in lieu of accrued salary owed by the Company.

Item 4.  Purpose of Transaction

Mr. Crabtree acquired the securities in lieu of accrued salary and for investment purposes.

Item 5.  Interest in Securities of the Issuer

(a)-(b)

The following information is based upon a total of 25,948,368 shares of Company common stock which is outstanding as of February 4, 2010.

Mr. Crabtree beneficially owns 3,188,333 common shares of Company common stock, representing 12.28% of the outstanding common stock.  Mr. Crabtree has the sole voting and dispositive power on his 3,188,333 common shares of the Company.  Mr. Crabtree has the option to acquire an additional 375,000 common shares at $0.10 per share until November 23, 2012.

(c)

Except as described herein, Mr. Crabtree has not acquired or disposed of, any shares of the Company’s common stock during the past 60 days.

(d)-(e)

Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Crabtree has entered into an incentive stock option agreement with the Company which grants Mr. Crabtree an option to acquire 375,000 common shares at $0.10 per share exercisable until November 23, 2012.

Item 7.  Material to Be Filed as Exhibits

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2010

Date

/s/Graham Crabtree

Signature

Graham Crabtree

Name/Title